# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kinetik Holdings Inc., CIK 0001692787
CUSIP: 02215L209
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2700 Post Oak Boulevard, Suite 300, Houston, Texas (TX), 77056-4400
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0000905148-22-000294
Filed by CIK 0001904934
Persons authorized to receive notices and communications: Gautam Bhandari, ISQ Global Fund II GP, LLC, 600 Brickell Avenue, Penthouse, Miami, Florida (FL), 33131-3067, (786) 693-5700

## Reporting persons
- ISQ Global Fund II GP LLC (CIK 0001904934): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,169,892; sole dispositive power 0; shared dispositive power 24,169,892; aggregate amount beneficially owned 24,169,892 (27.5% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- I Squared Capital, LLC (CIK 0001904404): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,169,892; sole dispositive power 0; shared dispositive power 24,169,892; aggregate amount beneficially owned 24,169,892 (27.5% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- ISQ Holdings, LLC (CIK 0001904413): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,169,892; sole dispositive power 0; shared dispositive power 24,169,892; aggregate amount beneficially owned 24,169,892 (27.5% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Wahba Sadek (CIK 0002020905): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,169,892; sole dispositive power 0; shared dispositive power 24,169,892; aggregate amount beneficially owned 24,169,892 (27.5% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Bhandari Gautam (CIK 0002020876): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,169,892; sole dispositive power 0; shared dispositive power 24,169,892; aggregate amount beneficially owned 24,169,892 (27.5% of the class)
  Comment: (1) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.
  
  (2) Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person include 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.
  
  (3) Percentage ownership calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Kinetik Holdings Inc.
Address of issuer's principal executive offices: 2700 Post Oak Boulevard, Suite 300, Houston, Texas (TX), 77056-4400
Comment: The Amendment No. 12 to Schedule 13D ("Amendment No. 12") is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Kinetik Holdings Inc., a Delaware corporation formerly known as Altus Midstream Company (the "Issuer"). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056. This Amendment No. 12 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 4, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on May 19, 2022, Amendment No. 2, filed with the SEC on August 19, 2022, Amendment No. 3, filed with the SEC on November 21, 2022, Amendment No. 4, filed with the SEC on February 21, 2023, Amendment No. 5, filed with the SEC on May 19, 2023, Amendment No. 6, filed with the SEC on August 18, 2023, Amendment No. 7, filed with the SEC on November 27, 2023, Amendment No. 8, filed with the SEC on March 11, 2024, Amendment No. 9, filed with the SEC on March 6, 2025, Amendment No. 10, filed with the SEC on March 14, 2025, and Amendment No. 11, filed with the SEC on March 19, 2025 (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 4, 2025, pursuant to the Third A&R LPA (as defined in the Original Schedule 13D), Buzzard Midstream LLC caused the Partnership (as defined in the Original Schedule 13D) to redeem 4,262,090 Common Units directly held by it in exchange for shares of Class A Common Stock, on a one-for-one basis and without the payment of any additional consideration, upon which redemption an equal number of paired shares of Class C Common Stock was cancelled.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 4, 2025, 4,262,090 shares of Class A Common Stock were sold for the account of Buzzard Midstream LLC at a price of $44.16 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 24,169,892 shares of Class A Common Stock, which represent approximately 27.5% of the Class A Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act. This amount consists of (i) 1 share of Class A Common Stock, (ii) 22,569,492 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis (or, at the Partnership's option, an equivalent amount of cash), and (iii) 1,600,399 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

The percentage ownership reported herein is calculated based on the sum of (i) 60,922,483 shares of Class A Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 4,262,090 shares of Class A Common Stock issued to Buzzard Midstream LLC upon its conversion of 4,262,090 Common Units on June 4, 2025, and (iii) 22,569,492 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

In discussing certain agreements and arrangements in Item 4 of the Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving Blackstone and Apache and certain of their respective affiliates. However, neither the filing of the Schedule 13D (including this Amendment No. 12) nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a "group" for purposes of Section 13(d) of the Act with such other persons. Each Reporting Person disclaims being a member of a "group" with Blackstone, Apache and/or their respective affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Reporting Persons may be deemed to have shared, not sole, power to vote or to direct the vote, and shared, not sole, power to dispose or to direct the disposition, of the 24,169,892 shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 3 and 4 of this Amendment No. 12 are hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Amendment No. 12, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

## Signatures
- ISQ Global Fund II GP LLC: /s/ Gautam Bhandari, Gautam Bhandari, Director (06/06/2025)
- I Squared Capital, LLC: /s/ Gautam Bhandari, Gautam Bhandari, Manager of ISQ Holdings, LLC, its managing member (06/06/2025)
- ISQ Holdings, LLC: /s/ Gautam Bhandari, Gautam Bhandari, Manager (06/06/2025)
- Wahba Sadek: /s/ Sadek Wahba, Sadek Wahba (06/06/2025)
- Bhandari Gautam: /s/ Gautam Bhandari, Gautam Bhandari (06/06/2025)